


13000469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/16/13

March 15, 2013

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Re: Chevron Corporation
Incoming letter dated January 16, 2013

Dear Mr. Hansen:

This is in response to your letters dated January 16, 2013 and February 3, 2013 concerning the shareholder proposal submitted to Chevron by the Unitarian Universalist Association of Congregations, Patrick M. Flanagan, and Folksam. We also have received letters from the proponents dated January 25, 2013 and February 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Timothy Brennan
Unitarian Universalist Association of Congregations
tbrennan@uua.org

March 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 16, 2013

The first proposal requests that the board adopt a policy that the chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards. The second proposal relates to a policy.

There appears to be some basis for your view that Chevron may exclude the first proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal refers to the "New York Stock Exchange listing standards" for the definition of an "independent director," but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Chevron may exclude the second proposal under rule 14a-8(e) because Chevron received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the second proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

VIA EMAIL
shareholderproposals@sec.gov
February 15, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Shareholder Proposal of Unitarian Universalist Association of Congregations
Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

This letter relates to Chevron Corporation's ("Chevron") No Action Request of January 16, 2013 notifying the staff of the Division of Corporation Finance (the "Staff") of its intention to omit from its proxy statement and form of proxy for its 2013 Annual Meeting a shareholder proposal (the "Proposal") from the Unitarian Universalist Association of Congregations and certain co-filers (together, the "Proponents").

The Proposal sought to implement a policy that the Chair of Chevron's Board be an independent director. Chevron sought permission to omit the Proposal on the basis of an alleged defect in a reference to the New York Stock Exchange's standards for an independent director. On January 25, 2013, the Proponents responded to the No Action Request by offering a minor revision (the "Revision") to the Proposal that would correct the alleged defect by adding a reference to the independent director being someone who has not previously served as an executive officer of Chevron (the language of the Revision is attached hereto as Exhibit 1). On February 3, 2013 Chevron sought permission of the Division of Corporation Finance to refuse to allow the Proponents to make the Revision.

We respectfully submit that Chevron's reasons for rejecting the Revision are a misapplication of the Division of Corporation Finance's position on revisions to shareholder proposals. But more broadly and importantly, we worry that Chevron's actions represent a dangerous and unjustified attack on shareholder democracy, possibly driven by a personal conflict of interest by CEO and Chair John Watson. Watson is responsible for the inadequate vetting of Texaco's legal and environmental liabilities that has now resulted Chevron being hit with a $19 billion judgment due to Texaco's polluting legacy in Ecuador – a key driver of this resolution – but also is trying to maintain his dual role at Chevron rather than act in the best interest of the company's shareholders. We also note that Chevron's opposition to the Proposal and Revision flows from the company's recent efforts to silence and intimidate its own shareholder critics of the mismanagement of the Ecuador case, which has been widely documented, including in the *New York Times*.[1]

We remind the Staff that the *exact* same proposal has been included in Chevron's proxy statement and form of proxy in 2008 and 2012 without *any* objection by Chevron's management (who are almost all the same individuals as presently serving the company.) Chevron's management was quite capable of responding to this resolution previously, which management did in its proxy statements, labeling the policy to be "fixed" and "arbitrary" – quite the opposite of "vague or indefinite."[2]

Nonetheless, more than 532 million shares (representing a staggering 38.2 per cent of Chevron's stock)[3] voted for the Proposal just last May. Such unprecedented support for this resolution would not have been achieved if the resolution was "vague or indefinite" or somehow "substantively defective" as Chevron now alleges. To the contrary, Chevron's shareholders knew *exactly* what they were voting for in mass numbers: an independent chairperson.

It is for this very reason that Chevron is fighting so hard now to exclude the Proposal even with the Revision. With the advent of enforcement actions in Canada, Brazil and Argentina of the $19 billion Ecuador judgment, including a judicial freezing of Chevron's assets in Argentina, pressure is mounting on Chevron's management over CEO Watson's possible conflict of interest in resolving this enormous liability. Rather than allow the owners of the company to express their democratic rights on this crucial issue, Chevron now seeks Staff's permission to thwart their voice and evade the strong desires of shareholders based on a purported technicality. Staff should not countenance such an unjustified attack on shareholder democracy and permit the Proposal with the Revision to be included in the 2012 Proxy Statement.

1. The Revision is neither vague nor indefinite

While the Proponents repeat their strong belief, based on the large support for the Proposal in past years, is not defective in any way, the Revision clearly addresses any alleged vagueness in the definition of independent directors. Staff has already accepted this exact language of the Revision in defining an independent director based on NYSE standards *and* the exclusion of executive officers in denying no-action relief in 2012 to three shareholder resolutions at *General Electric*,[4] *PepsiCo*,[5] and *Reliance Steel & Aluminum*.[6] These examples clearly show that Staff does not believe such

[1] See, Gretchen Morgenson, "Chevron Aims at an Activist Shareholder" *The New York Times* (8 December 2012). Online: http://www.nytimes.com/2012/12/09/business/chevron-takes-aim-at-an-activist-shareholder.html?_r=0
[2] Chevron 2012 Proxy Statement (at page 77)
[3] http://www.chevron.com/documents/pdf/chevron2012proxyvotingresults.pdf
[4] Online: http://www.ge.com/ar2011/pdf/GE_annual_meeting_proxy_2012.pdf (at page 49)
[5] Online: http://www.pepsico.com/annual11/downloads/pepsico_proxy_2012.pdf (at page 72)
[6] Online: http://www.rsac.com/files/financial/2012_Proxy_Statement.pdf (at page 8)

bases for defining the independence of a director are either sufficiently vague or indefinite to be worthy of exclusion.

2. The Revision is minor and does not alter the substance of the Proposal

Chevron attempts to justify its opposition to the Revision by characterizing it as somehow not "minor in nature" but instead seeking to "alter the substance of the [P]roposal." This characterization is baseless. The Revision does not "expressly change" the criterion by which the Proposal is to be implemented, as Chevron alleges, but rather clarifies and elaborates the key NYSE standard for what director independence entails. As stated in our January 25 letter, the exclusion of executive officers is the *very first criteria* of the NYSE Company Manual: "a director is not independent if (i) The director is, or has been within the last three years... an executive officer of the listed company."[7] The suggestion that excluding executive officers from being independent directors is somehow different from following the NYSE standards is illogical as compliance with the latter by definition necessitates compliance with the former.

3. The Commission allows minor revisions of proposals similar to the Revision

In Staff Legal Bulletin 14 (July 13, 2001), the Commission states:

> [W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal...In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Staff has consistently applied this long-standing practice since the publication of this bulletin and has permitted revisions to challenged proposals that, while still minor in nature, were more substantive than the Revision in question. Consider the following recent examples:

Comcast Corporation (avail. March 27, 2012)[8]
Staff permitted a number of revisions to a shareholder proposal to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation program until reaching normal retirement age. Permitted revisions included limiting the application of the policy to shares acquired *after* the adoption of the policy; expanding the policy to shares that are actually owned by senior executives (as opposed to being

[7] New York Stock Exchange Listed Company Manual at 303A.02 *Independence Tests*
[8] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/jbew032712-14a8.pdf

credited towards ownership) and excluding shares acquired under retirement benefit plans, such as the company's 401(k) plan, from the policy's reach.

Limited Brands (avail. March 26, 2012)[9]
Staff permitted revisions to a similar policy on retaining shares acquired through equity compensation programs, including new language on shares acquired "after the adoption of the policy"; inclusion of shares "used to satisfy ownership requirements"; and exclusion of shares acquired under the Company's 401(k) plan or a supplemental non-qualified defined contribution plan.

McDonald's Corporation (avail. March 15, 2011),[10]
Staff recognized defects with a pair of proposals that sought to eliminate the classification of the board of directors and to require that all directors stand for election annually. However, rather than exclude the proposals on this basis of their alleged defects, Staff permitted the proponents revise the proposals to ensure the new policy will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

Kinetic Concepts (avail. March 21, 2011);[11] *Western Union (avail. February 25, 2011)*[12]
Staff permitted the same revision as in the McDonald's Corporation precedent above for a similar proposal and alleged defect.

As the above examples show, Staff is willing and able to permit both expansions and curtailments of proposed policies to cure alleged defects in shareholder proposals. In the case of the Revision however, neither is necessary; the scope of the definition of an independent Chair of the Board is not being expanded or curtailed, it is simply being clarified so not to rely solely on an external standard. This can be contrasted with *The Clorox Co.* (avail. Aug. 13, 2012) and *Harris Corp.* (avail. Aug. 13, 2012) no-action letters Chevron cites whereby Staff rejected similar independent chair proposals despite the proponents offering a revision that linked to a website where shareholder could find the NYSE listing standards. Here there is no attempt to force shareholders to do their own research on the contents of the NYSE standards. Rather the NYSE standard is simply being clarified in the body of the Proposal itself using language previously accepted by Staff. The timing for the implementation of the policy is unaffected and its applicability is unaltered. Therefore, based on the more

[9] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/ibewpension032612-14a8.pdf
[10] Online: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/floridatstateboard031511-14a8.pdf
[11] Online: http://www.sec.gov/Archives/edgar/vprr/11/9999999997-11-005237
[12] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/johnchevedden022511-14a8.pdf.

substantive scope of the revisions cited above, Staff should permit the Proponents to make the Revision in question.

4. The Revision is Timely and Not a New Proposal

In its letter of February 3, 2013, Chevron is incorrect that the Proponent received "long" notice of the company's objections to the Proposal. Chevron offered no objections at all to the Proposal when it was originally filed in December 2011. There is nothing in Chevron's recommendation to vote against the Proposal in its 2012 Proxy Statement that indicates that the company found the Proposal "inherently vague or indefinite." On the contrary, as stated above, Chevron described the Proposal's requested "policy [of] separating the roles of Board Chairman and CEO" to be "fixed" and "arbitrary" – quite the opposite of "vague or indefinite."[13] Chevron did not once express any objection to the Proposal until the company changed its view and submitted its No Action Request of January 16, 2013 and our response of January 25, 2013 offering the Revision was both timely and appropriate.

Chevron's alternative argument that the Revision represents an entirely new proposal is also without merit. As discussed above, the Revision does not alter the substance of the Proposal in any way and, to the contrary, is much less of a change to it than other revisions that Staff have permitted in the past two years.

5. Rejecting the Proposal and Revision is an Unjustified Attack on Shareholder Democracy

Finally, permitting the Revision clearly serves the concepts underlying Exchange Act section 14(a), namely fostering shareholder democracy and providing "an opportunity for a shareholder...to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders." The Revision does not require the type of detailed and extensive editing that could be a basis to exclude the Proposal in its entirety; it merely amends half a sentence to clarify one definition.

To exclude the Proposal this year on an alleged defect that is easily corrected would be a strong rebuke to shareholders and undermine the very purpose of section 14(a) of the Exchange Act. In 2012 there were 30 separate shareholder proposals on an independent chairperson, which received an average of 36 per cent support (up from 33 per cent support on average in 2011.)[14] This is clearly a vital corporate governance issue for all investors but especially Chevron's shareholders who have twice previously supported the Proposal with above average support. We therefore reiterate

---

[13] Online: http://investor.chevron.com/phoenix.zhtml?c=130102&p=irol-SECText&TEXT=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9maWxpbmcueG1sP2lwYWdlPTgxOTYwNTMmRFNFUT0wJlNFUT0wJlNRREVTQz1TRUNUSU9OX0VOVElSRSZzdWJzaWQ9NTc%3d (at page 77)

[14] http://www.issgovernance.com/sites/default/files/ISS2012ProxySeasonWatchlist_201204011.pdf

our request that Staff issue a no-action response permitting the Proposal to be included in Chevron's 2013 proxy materials with the Revision.

Sincerely yours,



Timothy Brennan
CFO and Treasurer

Cc: Rick Hansen, Chevron Corporation
Sonia Kowal, Zevin Asset Management
Carina Lundberg Markow, Folksam

Exhibit 1: Text of the Revision

The revised Proposal will read as follows (new language in bold, deleted language in strike-through):

RESOLVED, That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director **(by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company.** ~~according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply.~~ If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL
shareholderproposals@sec.gov

February 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Shareholder Proposal of Unitarian Universalist Association of Congregations
Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

On January 16, 2013, Chevron Corporation ("Chevron") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that Chevron intends to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") submitted to Chevron by the Unitarian Universalist Association of Congregations and certain co-filers (together, the "Proponent"). The Proposal requests that Chevron's Board of Directors "adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Specifically, as discussed in the No-Action Request, the Proposal seeks to impose a standard of independence by reference to a particular set of external standards—the "New York Stock Exchange standards"—to implement the central aspect of the Proposal. However, the Proposal fails to sufficiently describe or explain the substantive provisions of those standards, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.

On January 25, 2013, the Proponent submitted to the Staff a letter responding to the No-Action Request (the "Response Letter"). In the Response Letter, the Proponent seeks to revise the Proposal. The revisions that the Proponent requests to make would require that Chevron's Board of Directors "adopt a policy that the Board's Chair be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company."

We do not believe the Proponent should be permitted to revise the Proposal for two reasons. First, the revisions that the Proponent seeks to make are not the kind of revisions that the Staff typically permits under Rule 14a-8(i)(3). *See, e.g.*, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), No. 14B (Sept. 15, 2004) ("SLB 14B") or No. 14D (Nov. 7, 2008). In SLB 14B, the Staff discussed at length the circumstances under which it would grant requests to exclude either all or part of a proposal under Rule 14a-8(i)(3). The Staff noted again, as it had in SLB 14, that "there is no provision in [R]ule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement," and, further, the Staff will only permit "revisions that are minor in nature and do not alter the substance of the proposal." SLB 14B, § B.2 (emphasis added). On this point, the Staff reaffirmed that exclusion of a proposal under Rule 14a-8(i)(3) remains appropriate when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Implicit in this statement is that proponents should not be allowed an opportunity to cure an otherwise substantively defective proposal.

Consistent with this guidance, the Staff routinely has rejected proponents' requests to revise their proposals to address deficiencies under Rule 14a-8(i)(3). *See Staples, Inc.* (avail. Apr. 13, 2012; reconsideration denied Apr. 19, 2012) (concurring with the exclusion of a proxy access proposal because it would have created a conflict in the company's bylaws, notwithstanding the proponent's offer to add three words to the proposal to resolve the conflict); *AT&T Inc.* (avail. Feb. 16, 2010; reconsideration denied Mar. 2, 2010) (concurring with the exclusion of a proposal that referred to "grassroots lobbying communications as defined in 26 CFR § 56.4911-2" despite the proponent's request to eliminate the CFR citation and/or provide a definition of "grassroots lobbying communications"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting a report on, in part, "[s]teps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it," where in response to the company's argument that the proposal did not describe the substantive provisions of the "Glass Ceiling Commission Report," the proponent offered to "add to the supporting statement a reference to the Department of Labor web site where the report can be found").

Moreover, the Staff has recently rejected requests by proponents to revise proposals that requested an independent board chairman and contained the same impermissibly vague and indefinite reference to the New York Stock Exchange standards of independence as the Proposal. In both *The Clorox Co.* (avail. Aug. 13, 2012) and *Harris Corp.* (avail. Aug. 13, 2012) the proponents submitted proposals that would have required that the chairmen of the companies' respective boards of directors be "independent" from the companies, with "independent" having "the meaning set forth in the New York Stock Exchange . . . listing standards." In each instance, the company submitted a no-action request seeking to exclude the proposal under Rule 14a-8(i)(3), and in response, the proponent submitted a letter to the Staff requesting that the proposal be revised to include in the supporting statement a link to a website where shareholders could find the New York Stock Exchange listing standards. The Staff rejected the proponent's request to revise the proposal in each instance and concurred with the exclusion of both proposals under Rule 14a-8(i)(3).

We do not believe that the proposed revisions contained in the Response Letter are "minor in nature"; rather, we believe they are intended precisely to "alter the substance of the [P]roposal" in a manner that is inconsistent with Staff guidance. The Proposal, as originally submitted, requests a policy for an independent board chair "according to the definition set forth in the New York Stock Exchange standards." This reference to the New York Stock Exchange standards is the sole criterion by which the central aspect of the Proposal is to be implemented. In our No-Action Request we argued that the substance of the Proposal is defective under Rule 14a-8(i)(3) because it fails sufficiently to describe or explain the substantive provisions of those standards. Now the Proponent asks to revise the Proposal in a manner that would expressly change this criterion by which the central aspect of the Proposal is to be implemented. We respectfully submit that indeed the sole purpose of this proposed change is to "alter the substance of the [P]roposal" (presumably so that it would no longer be properly excludable under Rule 14a-8(i)(3)). Therefore, consistent with the Staff's previous guidance and its decisions in the no-action requests cited above, particularly *The Clorox Co.* and *Harris Corp.*, the Staff should not allow the Proponent to revise the Proposal in the manner requested.

Second, we do not believe the Proponent should be permitted to revise the Proposal in the manner requested because the Proponent was sufficiently on notice long before it submitted the Proposal to Chevron that the Proposal could be excluded under Rule 14a-8(i)(3) for the reasons cited in our No-Action Request. As we noted in our No-Action Request, the proposal is virtually identical to the proposal that the Staff concluded was excludable in *WellPoint, Inc. (SEIU Master Trust)* (avail. Feb. 24, 2012; reconsideration denied Mar. 27, 2012), nine months before the Proponent submitted its Proposal to Chevron. Similar no-action requests followed in *Cardinal Health, Inc.* (avail. July 6, 2012), *The Procter & Gamble Co.* (avail. July 6, 2012; reconsideration denied Sept. 20, 2012), *The Clorox Co.* and *Harris Corp.*, all answered months before the Proponent submitted its Proposal to Chevron. The Proponent had ample time to draft and timely submit a proposal that addressed the basis for exclusion of the proposals in those letters. Furthermore, the basis for exclusion of the proposals in the letters noted above was not novel. As we noted in our No-Action Request, several letters over more than a ten-year period reflect this view, including some with respect to independent chair proposals. *See, e.g., Boeing Co.* (avail. Feb. 10, 2004) (concurring in the exclusion of an independent chair proposal that used the Council of Institutional Investors definition "because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws"); *see also Revlon, Inc.* (avail. Mar. 13, 2001) (concurring in the exclusion of a proposal seeking the full implementation of the "SA8000 Social Accountability Standards" where the proposal did not describe all of those standards). We believe that the Proponent's Response Letter and requested revisions to the Proposal are simply a transparent attempt to benefit from Chevron's own research and noted defects in the Proposal. Accordingly, the Staff should not permit the Proponent to make the revisions requested in the Response Letter.

Finally, to the extent the Proponent's proposed revisions can be considered a new proposal, Chevron hereby exercises its right to reject the revised/new proposal and exclude it pursuant to Rule 14a-8(e). The Proponent's Response Letter seeking to revise the Proposal was submitted 43 days after Chevron's December 13, 2012, deadline for submitting shareholder proposals under Rule 14a-8. As clarified by Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." SLB 14F, § D.2. Chevron does not accept the Proponent's proposed revisions.

We would be happy to answer any questions that you may have regarding this matter. Correspondence regarding this letter and our No-Action Request should be sent to the undersigned at rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778.

Sincerely yours,

/s/ Rick E. Hansen

Enclosures

cc: Tim Brennan, Unitarian Universalist Association of Congregations
Sonia Kowal, Zevin Asset Management
Carina Lundberg Markow, Folksam



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

VIA EMAIL
shareholderproposals@sec.gov
January 25, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Shareholder Proposal of Unitarian Universalist Association of Congregations
Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

This letter is in response to Chevron Corporation's ("Chevron") No Action Request of January 16, 2013 regarding its intention to omit from its proxy statement and form of proxy for its 2013 Annual Meeting a shareholder proposal (the "Proposal") from the Unitarian Universalist Association of Congregations and certain co-filers (together, the "Proponents").

On behalf of the Proponents, we seek a no-action response from the Securities and Exchange Commission (the "Commission") that permits us to make the following minor revision to the Proposal (new language in bold, deleted language in strike-through):

> RESOLVED, That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director **(by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company.** ~~according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply.~~ If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

In Staff Legal Bulletin 14 (July 13, 2011), the Commission states:

> [W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

While we do not accept that the Proposal is defective, impermissibly vague, or in anyway misleading, the claimed ambiguity around the reference to the New York Stock Exchange standards has now been corrected with the clarification that the independent director has not previously served as an executive officer of the Company. This minor revision in no way alters the substance of the Proposal since this requirement is one of the first stated criteria in the New York Stock Exchange Company Manual standard that defines director independence:

> "a director is not independent if:
>
> (i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company."[1]

Just last year the Commission denied a number of no-action requests over independent director proposals – made on the same basis as Chevron's Rule 14a-8(i)(3) challenge – because the proposals in question referenced the New York Stock Exchange Standards *and* excluded executive officers in requirement for an independent director to serve as Chairperson. Consider the following three examples that clearly establish the Commission's recent acceptability of this language in light of proxy challenges:

1) *General Electric*, 2012 Proxy Statement, Shareowner Proposal No. 3 – Independent Board Chairman[2] (which followed a proposal from Kenneth Steiner to General Electric: no-action relief denied by letter dated 10 January 2012, reconsideration denied by letter dated February 1, 2012):

   > RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), *who has not previously served as an executive officer of our Company*... [emphasis added]

[1] New York Stock Exchange Listed Company Manual at 303A.02 *Independence Tests*
[2] Online: http://www.ge.com/ar2011/pdf/GE_annual_meeting_proxy_2012.pdf (at page 49)

2) *PepsiCo*, Notice of 2012 Annual Meeting of Shareholders; Proxy Item No. 7: Independent Board Chairman[3] (which followed a proposal from Kenneth Steiner to PepsiCo: no-action relief denied by letter dated February 2, 2012):

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), *who has not previously served as an executive officer of our Company*...[emphasis added]

3) *Reliance Steel & Aluminum*, Notice of Annual Meeting of the Shareholders to be held May 16, 2012; Proposal No. 4- Independent Board Chairman[4] (which followed a proposal from John Chevedden to Reliance Steel & Aluminum: no-action relief denied by letter dated February 2, 2012.):

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), *who has not previously served as an executive officer of our Company.* [Emphasis added]

In contrast, the revised language proposed was not included in each of the independent director proposals Chevron cites that were previously excluded from proxy materials over their sole reliance on the New York Stock Exchange standard of independence.[5]

Moreover, there can be no argument that the language in the revised proposal in any way hinders the ability of the stockholders voting on the proposal or the company implementing it to "determined with any reasonable certainty exactly what actions or measures the proposal requires" as stated in Staff Legal Bulletin No 14B (Sep. 15, 2004). In this case, either the chairperson has previously been an executive officer of the company or has not held such a position, which can be easily determined and would be widely known by the shareholders. If it is the former, the proposal clearly states that such individuals should not be considered independent for the purposes of serving as chair of the Board of Directors.

Finally, permitting the revision of the alleged defect in the Proposal clearly serves the concepts underlying Exchange Act section 14(a), namely fostering shareholder democracy and providing "an opportunity for a shareholder...to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders." The proposed revision does not

---

[3] Online: http://www.pepsico.com/annual11/downloads/pepsico_proxy_2012.pdf (at page 72)

[4] Online: http://www.rsac.com/files/financial/2012_Proxy_Statement.pdf (at page 8)

[5] See, e.g., *Wellpoint, Inc.* (avail Feb. 24, 2012; reconsideration denied Mar. 27, 2012), *The Procter & Gamble Company* (avail. Jul. 6, 2012; reconsideration denied Sept. 20, 2012); *Cardinal Health, Inc.* (avail. Jul. 6, 2012), *The Clorox Company* (avail. Aug. 13, 2012), and *Harris Corporation* (avail. Aug. 13, 2012).

require the type of detailed and extensive editing that could be a basis to exclude it in its entirety; it merely amends half a sentence to clarify one definition.

Just last year, the exact same Proposal received support from more than 38 per cent of Chevron's shares,[6] clearly establishing the importance of the issues it addresses to a very significant segment of Chevron's shareholders. To exclude the Proposal this year on an alleged defect that is easily corrected with the revised language would be a strong rebuke to Chevron shareholders and undermine the very purpose of section 14(a) of the Exchange Act. We therefore, request the Commission issue a no-action response permitting the revision proposed and allowing Chevron's shareholders to continue to express their views on a vital corporate governance issue.

Kind regards,



Tim Brennan
CFO and Treasurer
Cc: Rick Hansen, Chevron Corporation
Sonia Kowal, Zevin Asset Management
Carina Lundberg Markow, Folksam

[6] http://www.chevron.com/documents/pdf/chevron2012proxyvotingresults.pdf


Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL
shareholderproposals@sec.gov

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Shareholder Proposal of Unitarian Universalist Association of Congregations
Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") submitted to Chevron by the Unitarian Universalist Association of Congregations and certain co-filers (together, the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2013 Proxy Materials with the Commission and have concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

A copy of the Proposal, the supporting statement, and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from Chevron's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal seeks to impose a standard of independence by reference to a particular set of external standards—the "New York Stock Exchange standards—to implement the central aspect of the Proposal but fails to sufficiently describe or explain the substantive provisions of those standards, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.

As discussed below, the proposal is virtually identical to the proposal in *Wellpoint, Inc.* (avail Feb. 24, 2012; reconsideration denied Mar. 27, 2012) and substantially similar to proposals in *The Proctor & Gamble Company* (avail. Jul. 6, 2012; reconsideration denied Sept. 20, 2012), *Cardinal Health, Inc.* (avail. Jul. 6, 2012), *The Clorox Company* (avail. Aug. 13, 2012), and *Harris Corporation* (avail. Aug. 13, 2012) in which, in each case, the Staff permitted the company to exclude the proposal pursuant to Rule 14a-8(i)(3).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-

8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Historically, the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that—just like the Proposal—seek to impose a standard by reference to a particular set of external guidelines when the proposal or supporting statement failed to sufficiently describe or explain the substantive provisions of the external guidelines. For example, in *Boeing Co.* (avail. Feb. 10, 2004), the Staff concurred that the company could exclude a proposal pursuant to Rule 14a-8(i)(3) that sought a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence—the 2003 Council of Institutional Investors definition—but failed to adequately describe or explain that standard such that shareholders would be able to make an informed decision on the merits of the proposal alone. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because the proposal "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." In *Dell Inc.* (avail. Mar. 30, 2012) a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific eligibility requirements "represented a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of [R]ule 14a-8(b), many other shareholders may not be familiar with the requirements, and would not be able to determine the requirements based, on the language of the proposal." *See also Exxon Mobil Corp.* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56,4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003), (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

More specific to the Proposal, in a number of recent cases the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that—just like the Proposal—sought an independent chairman who is independent according to New York Stock Exchange Listing standards but failed to describe or explain the substantive provisions of those standards. For example, in *Wellpoint, Inc.* (avail Feb. 24, 2012; reconsideration denied Mar. 27, 2012), the Staff concurred that the company could exclude a proposal that was virtually identical to the Proposal. For ease of reference we set forth below a side-by-side comparison of the Wellpoint proposal and the Proposal.

Wellpoint Proposal	The Proposal
RESOLVED, that shareholders of Wellpoint, Inc. ("Wellpoint") urge the board of directors to adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ("NYSE") listing standards, unless Wellpoint's stock ceases to be listed on the NYSE and is listed on another exchange, at which time that exchange's standard of independence should apply. The policy should provide that if the board determines that a chairman who was independent when he or she was selected is no longer independent, the board shall promptly select a new chairman who is independent. Compliance with this policy should be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as chairman. This policy should be applied prospectively so as not to violate any contractual obligation of Wellpoint.	RESOLVED, That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

In its no-action request the company argued that it could exclude the proposal pursuant to Rule 14a-8(i)(3) because it relied upon an external standard of independence to implement the "central aspect" of the proposal—as in the Proposal, the New York Stock Exchange standards—but nevertheless failed to describe the substantive provisions of the standard. The company further argued that without a description of the New York Stock Exchange standards of independence in the proposal the company's shareholders would be unable to determine the standard of independence to be applied if the proposal were adopted. The Staff concurred, noting "in particular, [the company's] view that, in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Following *Wellpoint*, the Staff has concurred with the exclusion of similar proposals in *The Proctor & Gamble Company* (avail. Jul. 6, 2012; reconsideration denied Sept. 20, 2012); *Cardinal Health, Inc.* (avail. Jul. 6, 2012), *The Clorox Company* (avail. Aug. 13, 2012), and *Harris Corporation* (avail. Aug. 13, 2012). In these cases the proposals sought a bylaw or policy requiring a chairman of the board "who is independent" from the company and for this purpose "independent" would have "the meaning set forth in the New York Stock Exchange listing standards." In each case, the company argued that the proposal could be excluded pursuant to Rule 14a-8(i)(3) because the proposal relied upon an external standard of independence to implement the central aspect of the proposal—as in the Proposal, the New York Stock Exchange standards—but nevertheless failed to describe or explain the substantive provisions of the standard. Absent such a description or explanation in the proposal, shareholders would be unable to determine the specific independence requirements to be applied under the proposals. In each case, the Staff concurred.

The Proposal, which requests that Chevron's Board of Directors "adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards" is, as noted above, virtually identical to the Proposal in *Wellpoint* and substantially similar to the proposals in *The Proctor & Gamble Company, Cardinal Health, The Clorox Company,* and *Harris Corporation.* As in each of these cited cases, the Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement the sought after policy but nevertheless fails to describe or explain the substantive provisions of the standard. Without a description of the New York Stock Exchange's listing standards in the proposal, shareholders will be unable to determine the specific standard of independence to be applied under the Proposal and therefore would be unable to make an informed decision on the merits of the proposal. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. *See* SLB 14B (noting that exclusion under Rule 14a-8(i)(3) is appropriate when "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals—for which the Staff did not concur were vague and indefinite and thus excludable under Rule 14a-8(i)(3)—in which the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) and be someone who had not previously served as an executive officer of the company. *See Pepsico, Inc.* (avail. Feb. 2, 2012), *Reliance Steel & Aluminum Co.* (avail. Feb. 2, 2012), *Sempra Energy* (avail. Feb. 2, 2012), *General Electric Co.* (avail. Jan. 10, 2012, reconsideration denied Feb. 1, 2012). *Allegheny Energy, Inc.* (avail. Feb. 12, 2010). In those instances, the proposals contained a two-prong standard of independence, which standing alone shareholders could reasonably be expected to make an informed decision on the merits of the proposal alone. In contrast, the Proposal—like those in *Wellpoint, The Proctor & Gamble Company, Cardinal Health, The Clorox Company,* and *Harris Corporation*—only includes a single standard of independence (the New York Stock Exchange standard of independence) that is neither described or explained in, nor understandable from, the text of the Proposal or the supporting statement. In this regard—again as in *Wellpoint, The Proctor & Gamble Company, Cardinal Health, The Clorox Company,* and *Harris Corporation*—the Proposal and supporting statement's references to separation of the roles of chairman and CEO does not provide any information to shareholders on the New York-Stock Exchange standards of independence. In fact, many companies that have separated the role of Chairman and CEO have an executive

Chairman who would not satisfy the New York Stock Exchange standard for independence. Consistent with *Wellpoint*, *The Proctor & Gamble Company*, *Cardinal Health*, *The Clorox Company*, and *Harris Corporation*, because the Proposal similarly relies on the New York Stock Exchange standard of independence for implementation of a central element of the Proposal without describing or explaining that standard, the Proposal is impermissibly vague and indefinite so as to be inherently misleading and, therefore, excludable under Rule 14a-8(i)(3).

Finally, to the extent the supporting statement's general references to an independent chair are intended to supplement the reference to the New York Stock Exchange standards in the text of the Proposal, the Staff has concurred that where a proposal calls for the full implementation of an external standard, as is the case here, even describing only some of the standard's substantive provisions provides insufficient guidance to shareholders and the company. *See Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Occidental Petroleum Corporation* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights," where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); *Revlon, Inc.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal seeking the "full implementation" of the "SA8000 Social Accountability Standards," where the proposal referred to some of the standard's provisions but failed to adequately describe what would be required of the company). Although the Staff has declined to permit exclusion where a proposal only requested a policy "based on" an external standard if the standard is generally described in the proposal, *see Peabody Energy Corp.* (avail. Mar. 8, 2006) (denying no-action relief where a proposal only requested a policy based on "the International Labor Organization's Declaration of Fundamental Principles and Rights at Work"); *The Stride Rite Corporation* (avail. Jan. 16, 2002) (denying no-action relief where a proposal requested the implementation of a code of conduct "based on" ILO human rights standards), the Proposal asks that the Company's Board of Directors adopt a policy that the chairman "be an independent director according to the definition of independence set forth in New York Stock Exchange standards," leaving the Company no discretion to incorporate some, but not all, of the New York Stock Exchange standard's provisions. In no way does the Proposal's supporting statement clarify the additional requirements of the standard. Accordingly, shareholders voting on the Proposal will not have the necessary information from which to make an informed decision on all of the specific requirements the Proposal would impose.

We believe that the Proposal's failure to describe or explain the substantive provisions of the New York Stock Exchange standards of independence—necessary to implement the central aspect of the Proposal—will render shareholders who are voting on the Proposal unable to determine with any reasonable certainly what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778.

Sincerely yours,

/s/ Rick E. Hansen

Enclosures

cc: Tim Brennan, Unitarian Universalist Association of Congregations
Sonia Kowal, Zevin Asset Management
Carina Lundberg Markow, Folksam

EXHIBIT A



Exhibit A

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

December 7, 2012

Chevron Corporation
Attn: Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

RE: Resolution for 2013 Annual Shareholder Meeting

To Whom It May Concern:

The Unitarian Universalist Association of Congregations ("UUA"), a holder 193 shares in Chevron Corporation. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company separate the positions of chairman of the board and chief executive officer and that the former be an independent director.

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Chevron Corporation is provided. If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,

Tim Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on separation of chairman and CEO, share ownership confirmation

Affirming the Worth and Dignity of All People

RESOLVED: That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair.

This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

Chevron faces many environmental, legal, and governance issues, the most pressing of which is the ongoing legal efforts to enforce the 2011 $19 billion Ecuadorian judgment against the Company. Events leading to the $19 billion Ecuadorian judgment and subsequent enforcement actions in 2012 in Argentina, Brazil, and Canada have raised investor concerns about the cost - in reputation, market position, and enterprise value - of inadequate board oversight of the Chevron executive team's management of environmental and legal issues including the Ecuadorian litigation.

Shareholder discontent with the current board structure is evidenced by the results at Chevron's 2011 shareholder meeting at which 38% of shareholders voted in favor of the resolution to separate the positions of CEO and Board Chair with the support of the proxy advisory firms, Glass Lewis and ISS.

In November 2012, an Argentine court froze all Chevron assets (estimated at over $2 billion) in that country. Chevron Deputy Controller, Rex Mitchell, has testified that such legal actions to "seek seizures anywhere around the world and generate maximum publicity for such acts would cause significant, irreparable damage to Chevron's business reputation and business relationships."

To address shareholder concerns, we call for an independent Chair to improve board oversight of management and business risk.

An independent Chair provides an important layer of checks and balances to improve board oversight. In June 2012, GMI Ratings found additional practical considerations that would support the separation of the positions of CEO and Chair. In "The Costs of a Combined Chair/CEO," GMI Ratings found that companies with a combined CEO and Chair:

- Pay more in compensation, since those serving in both positions typically are paid more than even the combined cost of a CEO and separate Chair.
- Appear to present a greater risk of environmental, social, governance and accounting risk to companies.
- Appear to present a greater risk to shareholders and provide lower stock returns over the long term.

We believe that independent board leadership is required at Chevron, given ongoing concern about board oversight of the CEO's management and disclosure to shareholders of the financial and operational risks to the Company from the Ecuadorian judgment.

Exhibit A



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/7/2012

To Whom It May Concern:

As of December 7th, 2012, State Street Bank has held 193 shares of CHEVRON CORP, CUSIP 166764100, in account number ***FISMA & OMB Memorandum M-07-16*** The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Amy Youngberg
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-3078

Exhibit A

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 12, 2012

Sent via email to corpgov@chevron.com

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Ms. Beebe:

Enclosed please find our letter co-filing the independent board chair proposal to be included in the proxy statement of Chevron (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management holds, on behalf of our clients, 9682 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, Patrick M. Flanagan (the Proponent), who has continuously held, for at least one year of the date hereof, 800 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services, Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2012 annual meeting of stockholders.

Zevin Asset Management is a co-filer for this proposal, the lead filer being the Unitarian Universalist Association of Congregations. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

RESOLVED: That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair.

This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

Chevron faces many environmental, legal, and governance issues, the most pressing of which is the ongoing legal efforts to enforce the 2011 $19 billion Ecuadorian judgment against the Company. Events leading to the $19 billion Ecuadorian judgment and subsequent enforcement actions in 2012 in Argentina, Brazil, and Canada have raised investor concerns about the cost – in reputation, market position, and enterprise value – of inadequate board oversight of the Chevron executive team's management of environmental and legal issues including the Ecuadorian litigation.

Shareholder discontent with the current board structure is evidenced by the results at Chevron's 2011 shareholder meeting at which 38% of shareholders voted in favor of the resolution to separate the positions of CEO and Board Chair with the support of the proxy advisory firms, Glass Lewis and ISS.

In November 2012, an Argentine court froze all Chevron assets (estimated at over $2 billion) in that country. Chevron Deputy Controller, Rex Mitchell, has testified that such legal actions to "seek seizures anywhere around the world and generate maximum publicity for such acts would cause significant, irreparable damage to Chevron's business reputation and business relationships."

To address shareholder concerns, we call for an Independent Chair to improve board oversight of management and business risk.

An Independent Chair provides an important layer of checks and balances to improve board oversight. In June 2012, GMI Ratings found additional practical considerations that would support the separation of the positions of CEO and Chair. In "The Costs of a Combined Chair/CEO," GMI Ratings found that companies with a combined CEO and Chair:

- Pay more in compensation, since those serving in both positions typically are paid more than even the combined cost of a CEO and separate Chair,
- Appear to present a greater risk of environmental, social, governance and accounting risk to companies.
- Appear to present a greater risk to shareholders and provide lower stock returns over the long term.

We believe that independent board leadership is required at Chevron, given ongoing concern about board oversight of the CEO's management and disclosure to shareholders of the financial and operational risks to the Company from the Ecuadorian judgment.

Exhibit A

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 12, 2011

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services custodial proof of ownership statement of Chevron from Patrick M. Flanagan. Zevin Asset Management, LLC is the investment advisor to Patrick M. Flanagan and co-filed a share holder resolution on Patrick M. Flanagan's behalf.

This letter serves as confirmation that Patrick M. Flanagan is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Exhibit A



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 12, 2012

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 800 shares of common stock in Chevron (CVX) owned by Patrick Flanagan.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of CVX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Patrick Flanagan is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Patrick Flanagan and is planning to co-file a share holder resolution on Patrick Flanagan's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice / President

Folksam

Exhibit A

SE-106 60 Stockholm, Sweden

Our date
2012-12-12

Our reference.
Carina Lundberg Markow

Chevron Corporation
Ms. Lydia Beebe, Corporate Sectratary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
USA

RE: Resolution for 2013 Annual Shareholder Meeting

To Whom It May Concern:

Folksam, a holder of **378,146** shares in Chevron Corporation. Folksam is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company separate the positions of chairman of the board and chief executive officer and that the former be an independent director. Folksam is co-filing with The Unitarian Universalist Association of Congregations who is acting as lead filer for this proposal.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Chevron Corporation is provided. If you have questions or wish to discuss the proposal, you may contact me at +46 (0)708 31 59 71or carina.lundberg.markow@folksam.se

Yours sincerely,



Carina Lundberg Markow

Enclosures: Shareholder resolution on separation of chairman and CEO, share ownership confirmation

Exhibit A

RESOLVED: That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair.

This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

Chevron faces many environmental, legal, and governance issues, the most pressing of which is the ongoing legal efforts to enforce the 2011 $19 billion Ecuadorian judgment against the Company. Events leading to the $19 billion Ecuadorian judgment and subsequent enforcement actions in 2012 in Argentina, Brazil, and Canada have raised investor concerns about the cost - in reputation, market position, and enterprise value - of inadequate board oversight of the Chevron executive team's management of environmental and legal issues including the Ecuadorian litigation.

Shareholder discontent with the current board structure is evidenced by the results at Chevron's 2011 shareholder meeting at which 38% of shareholders voted in favor of the resolution to separate the positions of CEO and Board Chair with the support of the proxy advisory firms, Glass Lewis and ISS.

In November 2012, an Argentine court froze all Chevron assets (estimated at over $2 billion) in that country. Chevron Deputy Controller, Rex Mitchell, has testified that such legal actions to "seek seizures anywhere around the world and generate maximum publicity for such acts would cause significant, irreparable damage to Chevron's business reputation and business relationships."

To address shareholder concerns, we call for an Independent Chair to improve board oversight of management and business risk.

An Independent Chair provides an important layer of checks and balances to improve board oversight. In June 2012, GMI Ratings found additional practical considerations that would support the separation of the positions of CEO and Chair. In "The Costs of a Combined Chair/CEO," GMI Ratings found that companies with a combined CEO and Chair:

- Pay more in compensation, since those serving in both positions typically are paid more than even the combined cost of a CEO and separate Chair.
- Appear to present a greater risk of environmental, social, governance and accounting risk to companies.
- Appear to present a greater risk to shareholders and provide lower stock returns over the long term.

We believe that independent board leadership is required at Chevron, given ongoing concern about board oversight of the CEO's management and disclosure to shareholders of the financial and operational risks to the Company from the Ecuadorian judgment.

Exhibit A


Swedbank

2012-12-12

Dear Madam/Sirs

We hereby certify that shares in Chevron Texaco Corp are safe-kept on segregated client accounts at Swedbank AB (publ) as custodian and on behalf of the Folksam entities below. Swedbank in turn holds the securities in client accounts with our Global Custodian J.P. Morgan.

Folksam Entity Name	Number of shares
Folksam Ömsesidig Livförsäkring	96 688
Folksam Ömsesidig Sakförsäkring	23 676
Förenade Liv Gruppförsäkrings AB	4 971
Folksam KPA Livförsäkring AB	8 700
KPA Pensionsförsäkring AB	153 000
Folksam Ömsesidig Liv KP	54 038
Folksam KP Stift. Aktier. M-R	27 671
Folksam KP Stift. Aktier. H-R	9 402

Sincerely,

Swedbank AB (publ)
Swedbank Securities Services



Neal Meacham
Head of Client Management, Securities Services



Staffan Adler
Relations Manager, Securities Services
Phone: +46 8 5859 3209


Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL
shareholderproposals@sec.gov

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Shareholder Proposal of Unitarian Universalist Association of Congregations
Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") submitted to Chevron by the Unitarian Universalist Association of Congregations and certain co-filers (together, the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2013 Proxy Materials with the Commission and have concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

A copy of the Proposal, the supporting statement, and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from Chevron's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal seeks to impose a standard of independence by reference to a particular set of external standards—the "New York Stock Exchange standards— to implement the central aspect of the Proposal but fails to sufficiently describe or explain the substantive provisions of those standards, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.

As discussed below, the proposal is virtually identical to the proposal in *Wellpoint, Inc.* (avail Feb. 24, 2012; reconsideration denied Mar. 27, 2012) and substantially similar to proposals in *The Proctor & Gamble Company* (avail. Jul. 6, 2012; reconsideration denied Sept. 20, 2012), *Cardinal Health, Inc.* (avail. Jul. 6, 2012), *The Clorox Company* (avail. Aug. 13, 2012), and *Harris Corporation* (avail. Aug. 13, 2012) in which, in each case, the Staff permitted the company to exclude the proposal pursuant to Rule 14a-8(i)(3).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-

8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Historically, the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that—just like the Proposal—seek to impose a standard by reference to a particular set of external guidelines when the proposal or supporting statement failed to sufficiently describe or explain the substantive provisions of the external guidelines. For example, in *Boeing Co.* (avail. Feb. 10, 2004), the Staff concurred that the company could exclude a proposal pursuant to Rule 14a-8(i)(3) that sought a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence—the 2003 Council of Institutional Investors definition—but failed to adequately describe or explain that standard such that shareholders would be able to make an informed decision on the merits of the proposal alone. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because the proposal "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." In *Dell Inc.* (avail. Mar. 30, 2012) a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific eligibility requirements "represented a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of [R]ule 14a-8(b), many other shareholders may not be familiar with the requirements, and would not be able to determine the requirements based, on the language of the proposal." *See also Exxon Mobil Corp.* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56,4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003), (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

More specific to the Proposal, in a number of recent cases the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that—just like the Proposal—sought an independent chairman who is independent according to New York Stock Exchange Listing standards but failed to describe or explain the substantive provisions of those standards. For example, in *Wellpoint, Inc.* (avail Feb. 24, 2012; reconsideration denied Mar. 27, 2012), the Staff concurred that the company could exclude a proposal that was virtually identical to the Proposal. For ease of reference we set forth below a side-by-side comparison of the Wellpoint proposal and the Proposal.

Wellpoint Proposal	The Proposal
RESOLVED, that shareholders of Wellpoint, Inc. ("Wellpoint") urge the board of directors to adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ("NYSE") listing standards, unless Wellpoint's stock ceases to be listed on the NYSE and is listed on another exchange, at which time that exchange's standard of independence should apply. The policy should provide that if the board determines that a chairman who was independent when he or she was selected is no longer independent, the board shall promptly select a new chairman who is independent. Compliance with this policy should be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as chairman. This policy should be applied prospectively so as not to violate any contractual obligation of Wellpoint.	RESOLVED, That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

In its no-action request the company argued that it could exclude the proposal pursuant to Rule 14a-8(i)(3) because it relied upon an external standard of independence to implement the "central aspect" of the proposal—as in the Proposal, the New York Stock Exchange standards—but nevertheless failed to describe the substantive provisions of the standard. The company further argued that without a description of the New York Stock Exchange standards of independence in the proposal the company's shareholders would be unable to determine the standard of independence to be applied if the proposal were adopted. The Staff concurred, noting "in particular, [the company's] view that, in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Following *Wellpoint*, the Staff has concurred with the exclusion of similar proposals in *The Proctor & Gamble Company* (avail. Jul. 6, 2012; reconsideration denied Sept. 20, 2012); *Cardinal Health, Inc.* (avail. Jul. 6, 2012), *The Clorox Company* (avail. Aug. 13, 2012), and *Harris Corporation* (avail. Aug. 13, 2012). In these cases the proposals sought a bylaw or policy requiring a chairman of the board "who is independent" from the company and for this purpose "independent" would have "the meaning set forth in the New York Stock Exchange listing standards." In each case, the company argued that the proposal could be excluded pursuant to Rule 14a-8(i)(3) because the proposal relied upon an external standard of independence to implement the central aspect of the proposal—as in the Proposal, the New York Stock Exchange standards—but nevertheless failed to describe or explain the substantive provisions of the standard. Absent such a description or explanation in the proposal, shareholders would be unable to determine the specific independence requirements to be applied under the proposals. In each case, the Staff concurred.

The Proposal, which requests that Chevron's Board of Directors "adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards" is, as noted above, virtually identical to the Proposal in *Wellpoint* and substantially similar to the proposals in *The Proctor & Gamble Company*, *Cardinal Health*, *The Clorox Company,* and *Harris Corporation*. As in each of these cited cases, the Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement the sought after policy but nevertheless fails to describe or explain the substantive provisions of the standard. Without a description of the New York Stock Exchange's listing standards in the proposal, shareholders will be unable to determine the specific standard of independence to be applied under the Proposal and therefore would be unable to make an informed decision on the merits of the proposal. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. *See* SLB 14B (noting that exclusion under Rule 14a-8(i)(3) is appropriate when "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals—for which the Staff did not concur were vague and indefinite and thus excludable under Rule 14a-8(i)(3)—in which the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) <u>and</u> be someone who had not previously served as an executive officer of the company. *See Pepsico, Inc.* (avail. Feb. 2, 2012), *Reliance Steel & Aluminum Co.* (avail. Feb. 2, 2012), *Sempra Energy* (avail. Feb. 2, 2012), *General Electric Co.* (avail. Jan. 10, 2012, reconsideration denied Feb. 1, 2012). *Allegheny Energy, Inc.* (avail. Feb. 12, 2010). In those instances, the proposals contained a two-prong standard of independence, which standing alone shareholders could reasonably be expected to make an informed decision on the merits of the proposal alone. In contrast, the Proposal—like those in *Wellpoint*, *The Proctor & Gamble Company*, *Cardinal Health*, *The Clorox Company*, and *Harris Corporation*—only includes a single standard of independence (the New York Stock Exchange standard of independence) that is neither described or explained in, nor understandable from, the text of the Proposal or the supporting statement. In this regard—again as in *Wellpoint*, *The Proctor & Gamble Company*, *Cardinal Health*, *The Clorox Company*, and *Harris Corporation*—the Proposal and supporting statement's references to separation of the roles of chairman and CEO does not provide any information to shareholders on the New York-Stock Exchange standards of independence. In fact, many companies that have separated the role of Chairman and CEO have an executive

Chairman who would not satisfy the New York Stock Exchange standard for independence. Consistent with *Wellpoint*, *The Proctor & Gamble Company*, *Cardinal Health*, *The Clorox Company*, and *Harris Corporation*, because the Proposal similarly relies on the New York Stock Exchange standard of independence for implementation of a central element of the Proposal without describing or explaining that standard, the Proposal is impermissibly vague and indefinite so as to be inherently misleading and, therefore, excludable under Rule 14a-8(i)(3).

Finally, to the extent the supporting statement's general references to an independent chair are intended to supplement the reference to the New York Stock Exchange standards in the text of the Proposal, the Staff has concurred that where a proposal calls for the full implementation of an external standard, as is the case here, even describing only some of the standard's substantive provisions provides insufficient guidance to shareholders and the company. *See Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Occidental Petroleum Corporation* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights," where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); *Revlon, Inc.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal seeking the "full implementation" of the "SA8000 Social Accountability Standards," where the proposal referred to some of the standard's provisions but failed to adequately describe what would be required of the company). Although the Staff has declined to permit exclusion where a proposal only requested a policy "based on" an external standard if the standard is generally described in the proposal, *see Peabody Energy Corp.* (avail. Mar. 8, 2006) (denying no-action relief where a proposal only requested a policy based on "the International Labor Organization's Declaration of Fundamental Principles and Rights at Work"); *The Stride Rite Corporation* (avail. Jan. 16, 2002) (denying no-action relief where a proposal requested the implementation of a code of conduct "based on" ILO human rights standards), the Proposal asks that the Company's Board of Directors adopt a policy that the chairman "be an independent director according to the definition of independence set forth in New York Stock Exchange standards," leaving the Company no discretion to incorporate some, but not all, of the New York Stock Exchange standard's provisions. In no way does the Proposal's supporting statement clarify the additional requirements of the standard. Accordingly, shareholders voting on the Proposal will not have the necessary information from which to make an informed decision on all of the specific requirements the Proposal would impose.

We believe that the Proposal's failure to describe or explain the substantive provisions of the New York Stock Exchange standards of independence—necessary to implement the central aspect of the Proposal—will render shareholders who are voting on the Proposal unable to determine with any reasonable certainly what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778.

Sincerely yours,

/s/ Rick E. Hansen

Enclosures

cc: Tim Brennan, Unitarian Universalist Association of Congregations
Sonia Kowal, Zevin Asset Management
Carina Lundberg Markow, Folksam

EXHIBIT A

Exhibit A



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

December 7, 2012

Chevron Corporation
Attn: Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

RE: Resolution for 2013 Annual Shareholder Meeting

To Whom It May Concern:

The Unitarian Universalist Association of Congregations ("UUA"), a holder 193 shares in Chevron Corporation. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company separate the positions of chairman of the board and chief executive officer and that the former be an independent director.

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Chevron Corporation is provided. If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,

Tim Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on separation of chairman and CEO, share ownership confirmation

Affirming the Worth and Dignity of All People

RESOLVED: That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair.

This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

Chevron faces many environmental, legal, and governance issues, the most pressing of which is the ongoing legal efforts to enforce the 2011 $19 billion Ecuadorian judgment against the Company. Events leading to the $19 billion Ecuadorian judgment and subsequent enforcement actions in 2012 in Argentina, Brazil, and Canada have raised investor concerns about the cost - in reputation, market position, and enterprise value - of inadequate board oversight of the Chevron executive team's management of environmental and legal issues including the Ecuadorian litigation.

Shareholder discontent with the current board structure is evidenced by the results at Chevron's 2011 shareholder meeting at which 38% of shareholders voted in favor of the resolution to separate the positions of CEO and Board Chair with the support of the proxy advisory firms, Glass Lewis and ISS.

In November 2012, an Argentine court froze all Chevron assets (estimated at over $2 billion) in that country. Chevron Deputy Controller, Rex Mitchell, has testified that such legal actions to "seek seizures anywhere around the world and generate maximum publicity for such acts would cause significant, irreparable damage to Chevron's business reputation and business relationships."

To address shareholder concerns, we call for an Independent Chair to improve board oversight of management and business risk.

An Independent Chair provides an important layer of checks and balances to improve board oversight. In June 2012, GMI Ratings found additional practical considerations that would support the separation of the positions of CEO and Chair. In "The Costs of a Combined Chair/CEO," GMI Ratings found that companies with a combined CEO and Chair:

- Pay more in compensation, since those serving in both positions typically are paid more than even the combined cost of a CEO and separate Chair.
- Appear to present a greater risk of environmental, social, governance and accounting risk to companies.
- Appear to present a greater risk to shareholders and provide lower stock returns over the long term.

We believe that independent board leadership is required at Chevron, given ongoing concern about board oversight of the CEO's management and disclosure to shareholders of the financial and operational risks to the Company from the Ecuadorian judgment.

Exhibit A



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/7/2012

To Whom It May Concern:

As of December 7th, 2012, State Street Bank has held 193 shares of CHEVRON CORP, CUSIP 166764100, in account number FISMA & OMB Memorandum M-07-16 The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Amy Youngberg
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-3078

Exhibit A

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 12, 2012

Sent via email to corpgov@chevron.com

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Ms. Beebe:

Enclosed please find our letter co-filing the independent board chair proposal to be included in the proxy statement of Chevron (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management holds, on behalf of our clients, 9682 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, Patrick M. Flanagan (the Proponent), who has continuously held, for at least one year of the date hereof, 800 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2012 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer being the Unitarian Universalist Association of Congregations. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

RESOLVED: That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair.

This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

Chevron faces many environmental, legal, and governance issues, the most pressing of which is the ongoing legal efforts to enforce the 2011 $19 billion Ecuadorian judgment against the Company. Events leading to the $19 billion Ecuadorian judgment and subsequent enforcement actions in 2012 in Argentina, Brazil, and Canada have raised investor concerns about the cost - in reputation, market position, and enterprise value - of inadequate board oversight of the Chevron executive team's management of environmental and legal issues including the Ecuadorian litigation.

Shareholder discontent with the current board structure is evidenced by the results at Chevron's 2011 shareholder meeting at which 38% of shareholders voted in favor of the resolution to separate the positions of CEO and Board Chair with the support of the proxy advisory firms, Glass Lewis and ISS.

In November 2012, an Argentine court froze all Chevron assets (estimated at over $2 billion) in that country. Chevron Deputy Controller, Rex Mitchell, has testified that such legal actions to "seek seizures anywhere around the world and generate maximum publicity for such acts would cause significant, irreparable damage to Chevron's business reputation and business relationships."

To address shareholder concerns, we call for an Independent Chair to improve board oversight of management and business risk.

An Independent Chair provides an important layer of checks and balances to improve board oversight. In June 2012, GMI Ratings found additional practical considerations that would support the separation of the positions of CEO and Chair. In "The Costs of a Combined Chair/CEO," GMI Ratings found that companies with a combined CEO and Chair:

- Pay more in compensation, since those serving in both positions typically are paid more than even the combined cost of a CEO and separate Chair.
- Appear to present a greater risk of environmental, social, governance and accounting risk to companies.
- Appear to present a greater risk to shareholders and provide lower stock returns over the long term.

We believe that independent board leadership is required at Chevron, given ongoing concern about board oversight of the CEO's management and disclosure to shareholders of the financial and operational risks to the Company from the Ecuadorian judgment.

Exhibit A

Zevin Asset Management
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 12, 2011

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services custodial proof of ownership statement of Chevron from Patrick M. Flanagan. Zevin Asset Management, LLC is the investment advisor to Patrick M. Flanagan and co-filed a share holder resolution on Patrick M. Flanagan's behalf.

This letter serves as confirmation that Patrick M. Flanagan is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Exhibit A



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 12, 2012

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 800 shares of common stock in Chevron (CVX) owned by Patrick Flanagan.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of CVX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Patrick Flanagan is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Patrick Flanagan and is planning to co-file a share holder resolution on Patrick Flanagan's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice / President .

Folksam

SE-106 60 Stockholm, Sweden

Our date
2012-12-12

Our reference
Carina Lundberg Markow

Chevron Corporation
Ms. Lydia Beebe, Corporate Sectratary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
USA

RE: Resolution for 2013 Annual Shareholder Meeting

To Whom It May Concern:

Folksam, a holder of **378,146** shares in Chevron Corporation. Folksam is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company separate the positions of chairman of the board and chief executive officer and that the former be an independent director. Folksam is co-filing with The Unitarian Universalist Association of Congregations who is acting as lead filer for this proposal.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Chevron Corporation is provided. If you have questions or wish to discuss the proposal, you may contact me at +46 (0)708 31 59 71or carina.lundberg.markow@folksam.se

Yours sincerely,



Carina Lundberg Markow

Enclosures: Shareholder resolution on separation of chairman and CEO, share ownership confirmation

Folksam Insurance Group SE-106 60 Stockholm Sweden.
Tel +46 8 772 60 00. Fax +46 8 714 91 97.
Office address Bohusgatan 14. www.folksam.se

RESOLVED: That shareholders of Chevron ("Chevron" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chair be an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standards should apply. If the Board determines that a Chair who was independent when he/she was selected is no longer independent, the Board shall promptly select a new Chair who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected or if no independent director is willing to serve as Chair.

This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

Chevron faces many environmental, legal, and governance issues, the most pressing of which is the ongoing legal efforts to enforce the 2011 $19 billion Ecuadorian judgment against the Company. Events leading to the $19 billion Ecuadorian judgment and subsequent enforcement actions in 2012 in Argentina, Brazil, and Canada have raised investor concerns about the cost - in reputation, market position, and enterprise value - of inadequate board oversight of the Chevron executive team's management of environmental and legal issues including the Ecuadorian litigation.

Shareholder discontent with the current board structure is evidenced by the results at Chevron's 2011 shareholder meeting at which 38% of shareholders voted in favor of the resolution to separate the positions of CEO and Board Chair with the support of the proxy advisory firms, Glass Lewis and ISS.

In November 2012, an Argentine court froze all Chevron assets (estimated at over $2 billion) in that country. Chevron Deputy Controller, Rex Mitchell, has testified that such legal actions to "seek seizures anywhere around the world and generate maximum publicity for such acts would cause significant, irreparable damage to Chevron's business reputation and business relationships."

To address shareholder concerns, we call for an Independent Chair to improve board oversight of management and business risk.

An Independent Chair provides an important layer of checks and balances to improve board oversight. In June 2012, GMI Ratings found additional practical considerations that would support the separation of the positions of CEO and Chair. In "The Costs of a Combined Chair/CEO," GMI Ratings found that companies with a combined CEO and Chair:

- Pay more in compensation, since those serving in both positions typically are paid more than even the combined cost of a CEO and separate Chair.
- Appear to present a greater risk of environmental, social, governance and accounting risk to companies.
- Appear to present a greater risk to shareholders and provide lower stock returns over the long term.

We believe that independent board leadership is required at Chevron, given ongoing concern about board oversight of the CEO's management and disclosure to shareholders of the financial and operational risks to the Company from the Ecuadorian judgment.

Exhibit A



2012-12-12

Dear Madam/Sirs

We hereby certify that shares in Chevron Texaco Corp are safe-kept on segregated client accounts at Swedbank AB (publ) as custodian and on behalf of the Folksam entities below. Swedbank in turn holds the securities in client accounts with our Global Custodian J.P. Morgan.

Folksam Entity Name	Number of shares
Folksam Ömsesidig Livförsäkring	96 688
Folksam Ömsesidig Sakförsäkring	23 676
Förenade Liv Gruppförsäkrings AB	4 971
Folksam KPA Livförsäkring AB	8 700
KPA Pensionsförsäkring AB	153 000
Folksam Ömsesidig Liv KP	54 038
Folksam KP Stift. Aktier. M-R	27 671
Folksam KP Stift. Aktier. H-R	9 402

Sincerely,

Swedbank AB (publ)
Swedbank Securities Services

Neal Meacham
Head of Client Management, Securities Services

Staffan Adler
Relations Manager, Securities Services
Phone: +46 8 5859 3209

From:	HANSEN, RICK E <RHANSEN@chevron.com>
Sent:	Wednesday, January 16, 2013 8:29 PM
To:	shareholderproposals
Cc:	Tim Brennan; sonia@zevin.com; carina.lundberg.markow@folksam.se
Subject:	Chevron Corporation: Securities Exchange Act of 1934, Rule 14a-8 No-Action Request
Attachments:	UUA Independent Chair Proposal No Action Request (FINAL).pdf

Ladies and Gentlemen:

The attached letter is to inform you that Chevron Corporation ("Chevron"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") submitted to Chevron by the Unitarian Universalist Association of Congregations and certain co-filers (together, the "Proponent").

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2013 Proxy Materials with the Commission and by copy of this email are concurrently sending a copy of this letter to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

We would be happy to provide you with any additional information and answer any questions that you may have regarding the attached letter. Correspondence regarding this letter should be sent to the undersigned at rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778.

Rick E. Hansen
Assistant Secretary and Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com